

Energy Fuels Announces High-Grade Uranium Intercepts at the Canyon Mine

Lakewood, Colorado – August 18, 2016

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that it has intercepted several large and high-grade areas of mineralization at its Canyon Mine, a conventional uranium mine located in northern Arizona, USA.

The Company is currently pursuing an underground delineation core drilling program from a station located at a depth of approximately 1,000 feet below the surface. To date, thirteen (13) core holes have been drilled, and most have encountered uranium mineralization in multiple levels throughout the deposit, including 8.5-feet of mineralization with an average grade of 6.88% eU_3O_8, 48.0-feet of mineralization with an average grade of 1.02% eU_3O_8, and 35-feet of mineralization with an average grade of 1.39% eU_3O_8. The Company expects to drill a total of fifteen (15) core holes from the first station during the current drilling program, which is expected to be followed up by additional delineation drilling from a second station later this year.

The table below summarizes the data for the ten (10) best individual intercepts that the Company has encountered to date:

Hole Number	Thickness (feet)	Avg. Grade (% eU_3O_8)	GT (Grade x Thickness)
CMCH-011	8.5	6.88%	58.5
CMCH-005	48.0	1.02%	49.0
CMCH-007	35.0	1.39%	48.7
CMCH-006	38.5	1.11%	42.7
CMCH-008	40.5	0.99%	40.1
CMCH-004	38.0	1.02%	38.8
CMCH-007	8.5	2.48%	21.1
CMCH-013	30.0	0.66%	20.6
CMCH-006	38.0	0.50%	19.0
CMCH-002	29.0	0.62%	18.0

All holes were logged for gamma by trained Company personnel to calculate eU_3O_8%. Gamma logging tools were calibrated prior to the drilling program and verified by an independent 3rd party geophysicist. Samples from the zones showing high eU_3O_8% assay values are currently being sampled and sent to the Company's White Mesa Mill for further verification.

According to a June 27, 2012 technical report ("Technical Report") prepared in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), the Canyon deposit contains 83,000 tons of Inferred Mineral Resources with an average grade of 0.98% eU_3O_8, containing

1.63 million pounds of uranium. The existing Technical Report was based on the results of surface drilling. The current underground drilling program is intended to further define and delineate the uranium resources in the Canyon deposit – and to potentially expand and upgrade the resources – above what are described in the Technical Report. If required, the Company expects to have an updated Technical Report prepared for the Canyon deposit, in accordance with NI 43-101.

In addition to the delineation drilling, the Company is also continuing to sink an 8-foot by 20-foot mine shaft, which will be used to access the deposit. The shaft is currently at a depth of approximately 1,100 feet.

Stephen P. Antony, President and CEO of Energy Fuels stated: "So far, the results of the underground drill program at the Canyon deposit are very positive. The uranium grades, thicknesses, and continuities we have encountered at this stage of our delineation drilling program are confirming our high expectations for the deposit. Furthermore, as we extend core holes beyond the known zones of mineralization, additional high-grade uranium resources are being identified that are expanding the size of the deposit beyond what was described in the Technical Report.

"We have long known that the Canyon deposit boasts world-class uranium grades, and we have the potential to increase the tonnage to be mined through underground delineation drilling. Historically, uranium produced from other similar deposits in northern Arizona was low-cost and competitive globally with other low-cost underground uranium mines, including mines in Canada. In addition, the Canyon Mine enjoys other important advantages. It is fully licensed and permitted. It is at a very advanced stage of construction, with all surface development completed and the shaft is close to being complete. And, the mine is located within economic trucking distance of Energy Fuels' White Mesa Mill, which is licensed, operating, and has the capacity to process the Canyon material into finished yellowcake that can be sold to global nuclear utilities. We look forward to completing our current drill program, potentially performing future delineation drill programs, and continuing to confirm the size and quality of the resources."

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release, including sampling, analytical, and test data underlying such disclosure.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; the drilling results to date from the Canyon mine and any conclusions which may be drawn from such results; the total number of holes the Company expects to drill in the current delineation program; the conclusions contained in the 2012 Technical Report and any future technical reports which may be prepared in accordance with NI 43-101; the final depth of the shaft; the potential that the resources and/or tonnage may be expanded beyond what is described in

the 2012 Technical Report; the Company's belief that the Canyon deposit is world-class; the costs of production and competitiveness of other similar mines, and any inference to the Canyon deposit; the factors which the Company believes makes the Canyon deposit unique; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; the drilling results to date from the Canyon mine and any conclusions which may be drawn from such results; the total number of holes the Company expects to drill in the current delineation program; the conclusions contained in the 2012 Technical Report and any future technical reports which may be prepared in accordance with NI 43-101; the final depth of the shaft; the potential that the resources and/or tonnage may be expanded beyond what is described in the 2012 Technical Report; the Company's belief that the Canyon deposit is world-class; the costs of production and competitiveness of other similar mines, and any inference to the Canyon deposit; the factors which the Company believes makes the Canyon deposit unique;; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: *This news release contains certain disclosure that has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of U.S. securities laws, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by companies reporting only under U.S. standards. In particular, the term "resource" does not equate to the term "reserve" under SEC Industry Guide 7.* ***United States investors are cautioned not to assume that all or any of Measured or Indicated Mineral Resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally minable. Energy Fuels does not hold any Reserves as that term is defined by SEC Industry Guide 7. Please refer to the section entitled "Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources" in the Company's Annual Report on Form 10-K dated March 15, 2016 for further details.*** Investor Relations Inquiries:

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com